December 13, 2022

VIA EDGAR TRANSMISSION

Scott Lee, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Lee:

On October 5, 2022, the Registrant, on behalf of its proposed series, Inverse Cramer ETF and Long Cramer ETF (each a “Fund” and collectively, the “Funds”), filed amendments to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on November 23, 2022, you provided comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 1: For each Fund, please disclose the benchmark index supplementally.

Response: The Registrant is informed that each Fund will use the NASDAQ-100 Total Return Index as its benchmark.

Comment 2: The Staff believes that, in light of Jim Cramer’s lack of involvement with the Funds, the use of “Cramer” in the Funds’ names is misleading. Similarly, the Staff believes the Funds’ ticker symbols, SJIM and LJIM, are misleading. Please revise the Funds’ names and choose other ticker symbols. See generally, Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant has given the Staff’s position careful consideration and respectfully disagrees that the Funds’ names and ticker symbols are misleading for purposes of the broader securities laws and, specifically, Rule 35d-1 of the 1940 Act.

The Registrant believes that the Funds’ names are not misleading by invoking the word “Cramer.” Each Fund’s investment decisions directly depend on recommendations made by Jim Cramer. Accordingly, it has adopted an appropriate 80% test and expects, with the exception of holding cash, to be fully invested in securities solely discussed by Mr. Cramer. The cover page of the

Philip.Sineneng@ThompsonHine.com             Direct: 614.469.3217

Scott Lee, Esq.
December 13, 2022

prospectus has been revised to state that Mr. Cramer is not involved in the management or operations of the Funds. Since the Funds’ portfolios are dependent on and derive their respective portfolios from Mr. Cramer’s recommendations, including “Cramer” in the Funds’ names clearly and unequivocally informs investors that each Fund's investments are related to Mr. Cramer’s public statements. Moreover, its exclusion would obfuscate this critical fact. Therefore, the Registrant respectfully disagrees that a name that indicates the single relevant factor resulting in each Fund’s investment portfolio misleads or potentially misleads investors in the shares of either Fund.

Furthermore, Rule 35d-1(a) identifies four categories of names that may be materially deceptive and misleading: (1) names suggesting guarantee or approval by the United States government, (2) names suggesting investment in certain investments or industries, (3) names suggesting investment in certain countries or geographic regions and (4) tax-exempt funds. The Funds’ investment objectives and strategies do not fall into any of these categories.

Lastly, there are examples of registered investment companies with names including an entity that has no affiliation with the registered investment company or its investment adviser. For example, numerous single-stock ETFs use the name of company whose stock they are tracking even though the company has no affiliation with the ETF and, to date, such fund names have not been found to be misleading when their prospectuses disclose that no affiliation exists. As noted, the Registrant has enhanced the disclosure in each Fund’s prospectus to state that no such affiliation exists.

Comment 3: Please advise what, if any, approval the Funds obtained from CNBC or Jim Cramer in connection with the Funds. Please advise whether either Fund has entered into any contractual agreements with CNBC or Jim Cramer. If so, please attached such contracts to the Registration Statement and summarize the material terms of such contracts in each Fund’s prospectus, including who is responsible for paying any fees under the agreements.

If no approval or agreement exists between the Funds and either CNBC or Jim Cramer, please explain supplementally how each Fund’s strategy and disclosure comply with applicable intellectual property laws. Please also explain why the Funds do not have any risk disclosure regarding the potential liability they face from not having obtained permission from CNBC or Jim Cramer.

Response: The Registrant has no licensing or other agreement between itself, on behalf of the Funds, with either CNBC or Jim Cramer and knows of no reason that such an agreement should exist. Based on statements Mr. Cramer has publicly made, it is the Registrant’s understanding that he has knowledge of the filings of the two Funds and he, CNBC nor any other persons or entities have informed Tuttle Capital Management LLC, each Fund’s investment adviser (the “Adviser”), that they object to the Funds or to the Funds’ names.

Scott Lee, Esq.
December 13, 2022

To the Registrant’s knowledge, the “Cramer” moniker is not subject to any known trademark or copyright and the Funds are fully transparent that the investment decisions are made based on the recommendations by Cramer with full attribution to Cramer. The Registrant therefore believes that the Funds do not need permission from either CNBC or Cramer to use the name of “Cramer”. Similarly, the Registrant does not believe that the Funds and their shareholders are subject to any material litigation risk or potential liability from the fact that “Cramer” is in their names. Therefore, litigation risk has not been included as a principal investment risk.

Inverse Cramer ETF

Comment 4: In the first paragraph under the heading “Principal Investment Strategies,” (a) given the Fund’s intended inverse strategy and use of derivatives, please confirm supplementally that the Fund will comply with Rule 18f-4 and (b) disclose in what the remaining 20% of the Fund’s portfolio will be invested.

Response: The Registrant confirms that the Fund will comply with Rule 18f-4. The Registrant has amended its disclosures to state the following:

Under normal circumstances, at least 80% of the Fund’s investments is invested in the inverse of securities mentioned by Cramer based on the market value of such securities at the time of investment with the remainder of the Fund’s holdings in cash or cash equivalents.

Comment 5: In the “Principal Investment Strategies” section of the Prospectus, please disclose the involvement, if any, of Jim Cramer in the creation, management or operations of the Fund.

Response: The Registrant has amended its disclosures to state the following:

The Trust, the Fund and the adviser are not affiliated with Cramer or any of the media by which his recommendations are communicated. Cramer is not involved in the creation, management or operations of the Fund. The adviser will not in all cases perform fundamental investment analysis of securities bought, sold and held by the Fund as the primary factor for engaging in such transacting in such securities or related securities is the fact that they are mentioned by Cramer.

As noted, similar disclosure has been added to the cover page of the prospectus.

Comment 6: Please revise the statement “at least 80% of the Fund’s investments is invested in the inverse of securities mentioned by Cramer” to state “at least 80% of the Fund’s net assets are

Scott Lee, Esq.
December 13, 2022

invested in the inverse of securities mentioned by Cramer” in both the summary and statutory prospectus.

Response: The Registrant refers to its response to Comment 4.

Comment 7: Please explain whether the Fund’s 80% test is based on notional or market value of the securities mentioned by Jim Cramer. Please confirm that the Fund will be able to comply with the 80% test given the changing nature of Jim Cramer’s picks.

Response: The Registrant refers to its response to Comment 4. The Registrant notes that the Adviser expects all of the assets of each Fund to consist of securities mentioned by Cramer, except for cash or short-term investments, so that each Fund would comply with its 80% test.

Comment 8: “Mad Money” airs at 6 pm Eastern and “Squawk on the Street” airs at 9 am Eastern when markets are not open. Will the portfolio manager place trades after market hours or will the portfolio manager wait until the market opens? If the latter, will the Fund be disadvantaged by first market movers?

Response: The Adviser has represented to the Registrant that Cramer does not comment on foreign companies. The Registrant has further confirmed that, as noted in the Fund’s principal investment strategy disclosures, the portfolio manager will focus primarily on Cramer’s recommendation made during the trading day and that the timing of the trades will be at the Adviser’s discretion. The Registrant is informed that the Adviser intends to engage in transactions as soon as reasonably practicable.

Comment 9: In connection with the disclosure regarding the Fund’s composition of 20-25 securities, please (a) include corresponding risk disclosure for concentration risk; (b) clarify how derivatives and ETF holdings fit into this composition; and (c) describe how many recommendations Jim Cramer makes in a typical week. Additionally, please add corresponding risk disclosure that addresses what will happen, and what the impact to the Fund will be, when Jim Cramer is on vacation and there are no picks for a week or longer. Separately, please disclose risk related to Cramer himself, i.e., if he is absent for a prolonged period of time due to illness or if he loses one of his shows.

Response: The Registrant has amended its disclosures to state the following:

The Fund’s adviser monitors Cramer’s stock selection and overall market recommendations throughout the trading day as publicly announced on Twitter or his television programs broadcast on CNBC, and sells those recommendations short or enters into derivatives transactions such as futures, options or swaps that produce a negative correlation to those recommendations. The Fund goes long on stocks or

Scott Lee, Esq.
December 13, 2022

ETFs that represent sectors that Cramer is negative on. The Fund uses Index ETFs and inverse Index ETFs to take the opposite side of Cramer’s announced market view. The Fund’s portfolio is comprised generally of 20 to 25 equally weighted equity securities of any market capitalization of domestic and foreign issuers and/or ETFs if Cramer makes market or sector recommendations. The Fund’s use of derivatives is not included in this tally. If Cramer does not take any view on any of the securities holdings in the Fund’s portfolio, including when he is absent from CNBC or Twitter for any reason, the adviser retains discretion to sell positions once profit or loss targets are met, or market conditions such as large swings in either direction necessitate a sale and replace them with securities that meet the criteria of the Fund’s initial portfolio. Under normal circumstances, the Fund will hold positions no longer than a 5-day trading week but could hold a position longer if Cramer continues to have a contrary opinion.

The Registrant respectfully declines to add concentration risk as a principal investment risk. Each Fund has adopted an investment policy not to invest 25% or more of its total assets in a particular industry or group of industries. The Registrant further declines to estimate how many recommendations Cramer typically makes in a week. The number of Cramer’s recommendations varies from week to week such that attempting to estimate the number of recommendations would be unhelpful, if not misleading, to investors.

The Registrant is informed by the Adviser that Cramer’s absence from CNBC or Twitter is unlikely and therefore is not a principal risk of the investing in the Funds. Moreover, the Registrant notes that the Funds’ principal investment strategy disclosures make clear that the Adviser retains discretion to sell positions once profit or loss targets are met, or market conditions so warrant. Nevertheless, the Registrant has enhanced its Item 9 disclosure of Portfolio Turnover Risk to address the possibility of Cramer being absent for a prolonged period of time or if he loses one of his shows as follows:

Portfolio Turnover Risk:  It is expected that the Fund will ~~often~~ buy~~s~~ and sell~~s~~ investments frequently. Such a strategy often involves higher transaction costs, including brokerage commissions, and may increase the amount of capital gains (in particular, short-term gains) realized by the Fund. Shareholders may pay tax on such capital gains. Conversely, there may be times where there is little or no portfolio turnover if Cramer is absent for a prolonged period of time from CNBC or Twitter.

Comment 10: Because the Fund can invest in securities of any market capitalization, please include risk disclosure for “Large Capitalization Stock Risk.”

Scott Lee, Esq.
December 13, 2022

Response: The Registrant has added the following disclosure to the Fund’s Principal Investment Risks:

Large Capitalization Risk:  The value of investments in larger companies may not rise as much as smaller companies, or larger companies may be unable to respond quickly to competitive challenges, such as changes in technology and consumer tastes.

Comment 11: Please clarify what is meant by a “week” as used in the last sentence of the second paragraph under the heading “Principal Investment Strategies.” For example, Is this 5 business days or 7 calendar days? When does a “week” begin, i.e., can week straddle a two calendar-week period?

Response: The Registrant refers to its response to Comment 9.

Comment 12: Please clarify how the Fund will ensure it complies with its concentration and diversification policies given the ever changing and unpredictable nature of the Fund’s holdings.

Response: As disclosed in the Prospectus, the Fund’s advisor retains discretion not to transact in equity securities or engage in related transactions if doing so would negatively impact the Fund’s investment restrictions or its ability to meet the diversification requirement

Comment 13: Please redraft the last sentence of the Fund’s disclosures under the heading “Principal Investment Strategies.”

Response: The Registrant has amended its disclosures to state the following:

The adviser does not in all cases perform fundamental investment analysis of securities bought, sold and held by the Fund. ~~as~~ The primary factor for ~~engaging in such~~ transacting in such securities or related securities is the fact that they are mentioned by Cramer.

Comment 14: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the risks with the greatest potential impact to the Fund’s net asset value, yield or total return are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Scott Lee, Esq.
December 13, 2022

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 15: The Fund’s disclosure of “ETF Structure Risk” is too long for a summary prospectus. Please summarize this risk.

Response: The Fund has amended its disclosures to state the following:

ETF Structure Risk: The Fund is structured as an ETF and as a result is subject to the special risks, including:

•	Not Individually Redeemable. Shares are not individually redeemable to retail investors and may be redeemed only by the ETF only to Authorized Participants at NAV in large blocks known as “Creation Units.” An Authorized Participant may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

~~•~~	Trading Issues. An active trading market for the Shares may not be developed or maintained. Trading in Shares on [NAME] (the “Exchange”) may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. ~~There can be no assurance that Shares will continue to meet the listing requirements of the Exchange, which may result in the trading of the Shares being suspended or the Shares being delisted. An active trading market for the Shares may not be developed or maintained. If the Shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Shares.~~

•	Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security.

Scott Lee, Esq.
December 13, 2022

~~o~~	~~In times of market stress, market makers may step away from their role market making in the Shares of ETFs and in executing trades, which can lead to differences between the market value of Shares and an ETF’s NAV.~~

~~o~~	~~The market price of the Shares may deviate from an ETF’s NAV, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Shares than an ETF’s NAV, which is reflected in the bid and ask price for Shares or in the closing price.~~

~~o~~	~~When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Shares is open, there may be changes from the last quote of the closed market and the quote from an ETF’s domestic trading day, which could lead to differences between the market value of the Shares and an ETF’s NAV.~~

~~o~~	~~In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of an ETF’s portfolio. This adverse effect on the liquidity of the Shares may, in turn, lead to differences between the market value of the Shares and an ETF’s NAV.~~

Comment 16: If appropriate, please include in “Foreign Securities Risk” the risks related to conflict in Ukraine and the delisting of companies for non-compliance with the Holding Foreign Companies Accountable Act.

Response: The Fund has amended its Item 9 risk disclosures to state the following:

Foreign Securities Risk: To the extent a Fund invest in foreign securities, the Fund could be subject to greater risks because the Fund’s performance may depend on issues other than the performance of a particular company or U.S. market sector. Changes in foreign economies and political climates are more likely to affect a Fund than a mutual fund that invests exclusively in U.S. companies. The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar. There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. The values of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations. In addition, foreign

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brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations. As a result, the Fund may be exposed to greater risk and will be more dependent on the adviser’s ability to assess such risk than if the Fund invested solely in more developed countries.

o	Risk of Investments in China: The lack of access of the Public Company Accounting Oversight Board (PCAOB) to auditors in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. The Holding Foreign Companies Accountable Act requires a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

o	Risk of Investments in Russia: Russia’s military invasion of Ukraine in February 2022, the resulting responses by the United States and other countries, and the potential for wider conflict could increase volatility and uncertainty in the financial markets and adversely affect regional and global economies. The United States and other countries have imposed broad-ranging economic sanctions on Russia, certain Russian individuals, banking entities and corporations, and Belarus as a response to Russia’s invasion of Ukraine, and may impose sanctions on other countries that provide military or economic support to Russia. The extent and duration of Russia’s military actions and the repercussions of such actions (including any retaliatory actions or countermeasures that may be taken by those subject to sanctions, including cyber attacks) are impossible to predict, but could result in significant market disruptions, including in certain industries or sectors, such as the oil and natural gas markets, and may negatively affect global supply chains, inflation and global growth. These and any related events could significantly impact the Fund’s performance and the value of an investment in the Fund, even if the Fund does not have

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direct exposure to Russian issuers or issuers in other countries affected by the invasion.

Comment 17: If the Fund will invest in securities in emerging markets, please include applicable risk disclosure.

Response: The Registrant has amended its risk disclosures to include the following:

Emerging Markets Risk: Investing in emerging market nations involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, limited availability and reliability of information material to an investment decision, and exposure to political systems that can be expected to have less stability than those of developed countries. The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Comment 18: Please include strategy disclosure corresponding with the disclosure of “Small and Medium Capitalization Risk.”

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures. The Registrant believes that the Fund’s disclosures that it may invest in “securities of any market capitalization” is sufficient, especially for Item 4 disclosures.

Long Cramer ETF

Comment 19: Please revise the statement “at least 80% of its assets in securities mentioned by Cramer” to state “at least 80% of its net assets in securities mentioned by Cramer” in both the summary and statutory prospectus.

Response: The Registrant has amended its disclosures accordingly.

Comment 20: In the second paragraph under the heading “Principal Investment Strategies,” please confirm whether the Fund will use inverse index ETFs.

Response: The Registrant has confirmed that the Long Cramer ETF will use inverse index ETFs as noted in its principal investment strategy disclosures.

Comment 21: Please clarify whether the Fund’s portfolio of 20-25 equity securities includes ETFs.

Scott Lee, Esq.
December 13, 2022

Response: The Registrant has amended it disclosures to state the following:

The Fund’s portfolio is comprised generally of 20 to 25 equity equally-weighted securities of common stocks and ETFs of any market capitalization of domestic and foreign issuers.

Comment 22: Please confirm supplementally that, unlike the Inverse Cramer ETF, the Long Cramer ETF will not invest in derivatives. If it will invest in derivatives, please include corresponding strategy disclosures.

Response: The Registrant has confirmed that the Long Cramer ETF will not invest in derivatives.

Comment 23: Please clarify whether the Fund’s “secondary strategy” is limited to 20% of the Fund’s net assets.

Response: The Registrant has amended its disclosures to state the following:

A secondary strategy is an attempt by the Fund to seek positive returns based on the momentum generated in many securities mentioned by Cramer. Cramer’s remarks from time to time create volatility in the equity securities he mentions, which may create buying or selling opportunities during the periods of momentum. Under normal circumstances, the secondary strategy is limited to 20% of the Fund’s net assets.

Additional Information About the Funds

Comment 24: Please include the disclosure that “[t]he Trust, the Fund and the adviser are not affiliated with Cramer or any of the media by which his recommendations are communicated” in the summary prospectus of the Inverse Cramer ETF.

Response: The Registrant notes that such disclosure currently exists in the summary prospectuses of both Funds.

Comment 25: Under the heading “Portfolio Managers,” please include the month that Mr. Tuttle founded the adviser.

Response: The Registrant has amended its disclosures to state the following:

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December 13, 2022

Matthew Tuttle is responsible for the day-to-day management of the Funds. Mr. Tuttle founded the Adviser in September 2012 and serves as the Adviser’s chief executive officer and chief investment officer.

Statement of Additional Information

Comment 26: If the Funds are diversified, please include a diversification policy in the Funds’ investment restrictions.

Response: The Registrant has confirmed that the Funds will comply with the diversification requirements of the 1940 Act and is aware that each Fund would be required to obtain shareholder approval should it later seek to be non-diversified. The Registrant is hesitant to adopt an investment restriction for the Funds that does not exist for its other diversified series. Nevertheless, the Registrant has amended its disclosures on page 1 of the SAI to state as follows:

Each Fund is a ~~diversified~~ series of Northern Lights Fund Trust IV, a Delaware statutory trust organized on June 2, 2015 (the “Trust”). Each Fund is a “diversified company” as defined by the Investment Company Act of 1940, as amended, which means at least 75% of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer. The Trust is registered as an open-end management investment company. The Trust is governed by its Board of Trustees (the “Board”).

Comment 27: In connection with Investment Restriction # 6, please consider whether there is any possibility that a Fund might run afoul of this restriction when it holds positions for more than a week, or if Jim Cramer focuses on a particular industry.

Response: The Registrant notes that, as disclosed in the Prospectus, the adviser retains the discretion to depart from its stated investment strategy in order to stay in compliance with the Funds’ investment restrictions.

Comment 28: Please confirm the number of funds in the “Fund Complex” listed in the Independent Trustees Table.

Response: The Registrant has amended its disclosures to state that there are only two funds in the Fund Complex.

Scott Lee, Esq.
December 13, 2022

Comment 29: Please update the last paragraph under the heading “Redemption Basket” on page 30 of the SAI to comply with Rule 6c-11 and SEC guidance that an ETF may suspend issuance of creation units only for a limited time under exceptional circumstances, i.e., when markets in which the ETFs trade are closed for a limited time.

Response: The Registrant has amended its disclosures to state the following:

An Authorized Participant’s right of redemption may be suspended or the date of payment postponed for a limited time under certain exceptional circumstances such as: (i) ~~for~~ any period during which the markets in which the ETFs trade are ~~NYSE is~~ closed (other than customary weekend and holiday closings); (ii) ~~for~~ any period during which trading on ~~the NYSE~~ such markets is suspended or restricted; (iii) ~~for~~ any period during which an emergency exists as a result of which disposal of the Shares or determination of the ETF’s NAV is not reasonably practicable; or (iv) in such other circumstances as permitted by the SEC, including as described below.

Part C

Comment 30: Please include a hyperlink for the Amended Appendix A to the Trust’s Rule 18f-3 Plan (Exhibit 28(n)(1)(d)).

Response: The Registrant will include a hyperlink in the next post-effective amendment to its Registration Statement.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench